March 23, 2018

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and Commodities
United State Securities and Exchange Commission

Re:          Man FRM Managed Futures Strategies LLC
Form 10-K for the fiscal year ended December 31, 2016
Filed March 30, 2017
File No. 000-52505

Dear Mr. Telewicz:

FRM Investment Management (USA) LLC, the manager of Man FRM Managed Futures Strategies LLC (the “Manager”), thanks you for taking the time to have a conference call on March 6, 2018 regarding your letter dated February 27, 2018, providing comment regarding the above referenced filing. For your convenience, we have included the comment below in bold with the corresponding response.
Form 10-K for the year ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operational Overview, page 21
1.
We have considered your response letter dated January 18, 2018 and we are unclear how your response addresses our comment.  We note that the financial statements of Man FRM Managed Futures Strategies, LLC (the investor fund) have been prepared using a fund of funds presentation.  As such the investor fund’s pro-rata share of all expenses of the investee funds are embedded in the net change in unrealized gains (losses) on investment.  Please tell us how you considered the need to disclose and discuss these embedded expenses, included any embedded commissions and transaction fees, as part of your analysis of the unrealized gains (losses), in order to provide investors with a clearer understanding of the fees charged.

FRM Investment Management (USA) LLC  |  452 Fifth Avenue, 26th Floor  |  New York, NY 10018 USA
+1 212 649 6600 T  |  +1 212 224-7210 F  |  www.frmhedge.com

We understand that your question regards Man FRM Managed Futures Strategies, LLC’s (the “Registrant” or “Fund”) expense disclosures. The intent of this letter is to further describe the Registrant’s current disclosures regarding expenses and proposed modifications for future 10-K filings.

The Registrant currently discloses expense items pertaining to the Underlying  Funds. The financial statements filed as Exhibit 13.01 to the  Registrant’s Form 10-K for the year ended December 31, 2016, in Note 3 (Investments In Underlying Funds) discloses the following information relating to expenses (pages 14-16):

-	Table disclosing the allocated management fees and performance fees incurred by the Registrant from its investments in Underlying Funds.
-	Table disclosing the assets and liabilities of the Underlying Funds.
-	Table disclosing the expenses incurred directly by the Underlying Funds.

The Registrant operates in a similar manner to a fund of funds, and consequently, certain indirect expense details may not be readily available or easily obtainable on an itemized basis for disclosure reporting purposes at the Fund level.  The Manager considers similarly situated fund of funds as a guideline in determining an appropriate, meaningful amount of disclosure to include with its report relating to expenses that  the Registrant absorbs via its investments in Underlying Funds (including the Underlying Funds’ investments in the Master Funds).

In an effort to provide investors with further information regarding the Registrant’s expenses, the Manager proposes adding a paragraph substantially as set forth below, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of  the Registrant’s Form 10-K filings on a go-forward basis:

As of December 31, 2017, the Fund had investments in [●] Underlying Funds. The Fund, as an investor in these Underlying Funds, bears management fees of up to [●]% (per annum) of the net asset value of its ownership interest in the Underlying Funds, as well as incentive fees or allocations of up to [●]% of net profits of the Underlying Fund allocable to the Fund’s ownership interest in such Underlying Fund. The Fund also generally bears a pro rata share of the other expenses of each Underlying Fund in which it invests (including expenses allocated from the Master Funds). Total expenses borne by the Fund as an investor in Underlying Funds, including incentive fees and allocations, for the fiscal year ended December 31, 2017, ranged from approximately [●]% to [●]% of the  Fund’s average invested capital in the Underlying Funds. Incentive fees or allocations for the same fiscal year ranged from approximately 0.00% to [●]% of the Fund’s average invested capital in the Underlying Funds. These percentages will vary over time depending on the allocation of the Fund’s assets among Underlying Funds and the actual expenses and investment performance of the Underlying Funds and their respective Master Funds.

FRM Investment Management (USA) LLC  |  452 Fifth Avenue, 26th Floor  |  New York, NY 10018 USA
+1 212 649 6600 T  |  +1 212 224-7210 F  |  www.frmhedge.com

Please reach out to the undersigned at (212) 649-6613 with any questions.

Sincerely,

Linzie Steinbach
Principal Financial Officer
FRM Investment Management (USA) LLC
Manager of Man FRM Managed Futures Strategies LLC

FRM Investment Management (USA) LLC  |  452 Fifth Avenue, 26th Floor  |  New York, NY 10018 USA
+1 212 649 6600 T  |  +1 212 224-7210 F  |  www.frmhedge.com